SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                 WRP CORPORATION
                                _________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    929317105
                                 ______________
                                 (CUSIP Number)

                                December 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 11 Pages

                                  SCHEDULE 13G

CUSIP No. 929317105                                           Page 2 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a.
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                                     PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 929317105                                           Page 3 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a.
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5       Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 929317105                                           Page 4 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a.
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5       Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                                    CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 929317105                                           Page 5 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                     a.
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*
                  IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 929317105                                           Page 6 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                     a.
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages



Item 1(a)         Name of Issuer:

                  WRP Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  500 Park Boulevard, Suite 1260, Itasca, IL 60143.

Item 2(a)         Name of Person Filing:

                  This  statement  is filed on behalf  of each of the  following
persons  (collectively,   the  "Reporting  Persons"):

                  (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners");

                  (ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management");

                  (iii) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc.");

                  (iv)     Thomas U. Barton; and

                  (v)      Joseph U. Barton.

                  As a result of the disposition of all of the Shares (as defined herein) held for the accounts of White Rock Partners and White Rock Management and held by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), the Reporting Persons may no longer be deemed the beneficial owners of any Shares.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                  i)       White Rock Partners is a Texas limited partnership;

                  ii)      White Rock Management is a Texas limited partnership;

                  iii)     White Rock, Inc. is a Texas corporation;

                  iv)      Thomas U. Barton is a United States citizen; and

                  v)       Joseph U. Barton is a United States citizen.


Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           929317105

                                                              Page 8 of 11 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of May 11, 2000, each of the Reporting Persons may no longer be deemed the beneficial owner of any Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     White Rock Partners
     -------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

     White Rock Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

     White Rock, Inc.
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                              Page 9 of 11 Pages



     Thomas U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Joseph U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                           By signing below each  signatory  certifies  that, to
the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 11 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May 11, 2000             WHITE ROCK CAPITAL PARTNERS, L.P.


                                By:      White Rock Capital Management, L.P.
                                         Its General Partner


                                         By:      White Rock Capital, Inc.
                                                  Its General Partner


                                                  By:      /S/ PAULA STOREY
                                                           ---------------------
                                                           Paula Storey
                                                           Attorney-in-Fact


Date:  May 11, 2000             WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                By:      White Rock Capital Inc.
                                         Its General Partner


                                         By:      /S/ PAULA STOREY
                                                  ------------------------------
                                                  Paula Storey
                                                  Attorney-in-Fact

Date:  May 11, 2000             WHITE ROCK CAPITAL, INC.


                                By:      /S/ PAULA STOREY
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact


Date:  May 11, 2000             THOMAS U. BARTON

                                By:      /S/ PAULA STOREY
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact

                                                             Page 11 of 11 Pages


Date:  May 11, 2000             JOSEPH U. BARTON


                                By:      /S/ PAULA STOREY
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact